Filed by FairPoint Communications, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: FairPoint Communications, Inc.

Commission File No. 001-32408

This filing relates to the Agreement and Plan of Merger, dated as of January 15, 2007, by and among FairPoint Communications, Inc. (the “Company”), Verizon Communications Inc. (“Verizon”) and Northern New England Spinco Inc. (“Spinco”), as amended by Amendment No. 1 to Agreement and Plan of Merger, dated as of April 20, 2007 (as amended, the “Merger Agreement”), by and among the Company, Verizon and Spinco, pursuant to which, subject to certain conditions, the Company and Spinco will merge, with the Company as the surviving entity (the “Merger”).

Important Information About the Merger

The Company has filed a registration statement, including a proxy statement, and other materials with the Securities and Exchange Commission (“SEC”) in connection with the Merger. The Company urges investors to read the documents when they become available because they will contain important information. Investors will be able to obtain free copies of the registration statement and proxy statement, as well as other filed documents containing information about the Company and the Merger, at www.sec.gov, the SEC’s website, when they are available. Investors may also obtain free copies of these documents and the Company’s SEC filings at www.fairpoint.com under the Investor Relations section, or by written request to FairPoint Communications, Inc., 521 E. Morehead Street, Suite 250, Charlotte, NC 28202, Attention: Investor Relations.

The Company and the Company’s directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies from the Company’s stockholders with respect to the Merger and related transactions. Information about the Company’s directors and executive officers is available in the Company’s proxy statement for its 2006 annual meeting of stockholders held on April 24, 2006. Additional information regarding the interests of potential participants will be included in the registration statement and proxy statement and other materials filed or to be filed by the Company with the SEC.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”).

Forward-Looking Statements

This filing and the attached material may contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities and Exchange Act of

1934, as amended (the “Exchange Act”), including without limitation, statements containing the words “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions and statements related to potential cost savings and synergies expected to be realized in the Merger. Because these forward-looking statements involve known and unknown risks and uncertainties, there are important factors that could cause actual results, events or developments to differ materially from those expressed or implied by these forward-looking statements. Such factors include those risks described from time to time in the Company’s filings with the SEC, including, without limitation, the risks described in the Company’s most recent Annual Report on Form 10-K/A on file with the SEC. These factors should be considered carefully and you are cautioned not to place undue reliance on such forward-looking statements. All information is current as of the date of this filing, and the Company undertakes no duty to update this information.

Attached as Annex 1 hereto is material discussing the Company and the Merger which will be distributed to state legislators in Maine beginning on June 18, 2007. The material attached as Annex 1 may be deemed soliciting material in connection with the meeting of the Company’s stockholders to be held pursuant to the Merger Agreement and a prospectus in connection with the issuance of common stock of the Company to stockholders of Spinco in the Merger.

Annex 1

Distributed at the Request of

Senator Douglas M. Smith and Representative Kenneth C. Fletcher

THE VERIZON-FAIRPOINT MERGER

1.            Verizon will transfer its landline assets (poles, wires, etc.) in Maine, New Hampshire and Vermont to an affiliate; FairPoint Communications will merge with the affiliate; both the Verizon affiliate and FairPoint put all of their assets into the transaction. The new entity is a combination of the two entities; Verizon stockholders (not Verizon) receive approximately 60% of the stock; and FairPoint stockholders retain approximately 40%.

2.            The newly merged company will have access to all of the revenues, employees and equipment of the Verizon landline business in Maine, New Hampshire and Vermont, and the FairPoint revenues, employees and equipment. This includes nearly four thousand employees (including 600 new positions) in Northern New England. It will be the eighth largest phone company in the United States. Thus, the relevant issue is the operational strengths and financial condition of this “new” combined company, including the Verizon landline revenues, and not the current smaller FairPoint.

3.            The “new” FairPoint will be incurring an additional $1.7 billion in debt. Prominent Wall Street firms and banks, including Lehman Brothers, Morgan Stanley and DeutscheBank, have arranged for debt financing. Contrary to a recent assertion by opponents, FairPoint’s level of debt after the transaction will not be

Provided by Preti Flaherty on behalf of FairPoint Communications, Inc.

unusual for a company with these assets. In any event, the PUC can evaluate if FairPoint’s debt would affect public service.

4.            The total value of the transaction equals the sum of the debt being assumed by the merged company, i.e. $1.7 billion, plus the value of the shares provided to the Spinco/Verizon shareholders, i.e. $1.015 billion, for a total market value of $2.715 billion. For the year ended December 31, 2005, the Verizon northern New England assets being transferred to Spinco generated approximately $1.2 billion in revenues and $431 million in EBITDA. The revenue and cash flow from these Verizon northern New England assets as well as the pre-merger FairPoint assets is expected to be available to fund operating expenses and capital expenditures as well as cover debt expense, unexpected cash requirements and a reasonable return to investors related to these assets.

5.            FairPoint is the logical party for this transaction because it is the second largest phone company in Northern New England, and in Maine. And the six FairPoint franchises in Maine have “tested” the FairPoint business plan by making broadband available to 92% of homes and businesses in their territory (as compared to Verizon’s 62%). This business plan can help Maine meet its unmet broadband needs.

6.            Also, FairPoint expects to invest almost $50 million to rapidly expand broadband access, and approximately $200 million to create state of the art “back

Provided by Preti Flaherty on behalf of FairPoint Communications, Inc.

office” systems to better serve customers, including wholesale customers like internet providers.

7.            Contrary to statements of opponents, FairPoint will not raise rates to current Verizon customers because of the merger. So, it isn’t true that “Verizon customers will pay twice.” Not only will rates not rise because of the purchase, but expanded broadband made available in the Verizon territory will be offered at the same price as FairPoint's then existing Verizon territory customers are receiving. The result is no increase in rates, higher broadband availability and better customer service for Maine.

8.            The legal standard for PUC approval of mergers and reorganizations is that the proposal must be “consistent with the interests of ratepayers and investors”. In addition, the courts have said that the laws administered by the PUC are guided by the fundamental purpose of protecting “the public interest.” This public interest standard has existed since creation of the PUC in 1913. During the ensuing 94 years, numerous cases involving utility mergers and other reorganizations have created a large body of law (legal interpretation) to guide businesses and the PUC. If L.D. 1866 is enacted, confusion and uncertainty will be introduced into the regulatory process, which could hamper the PUC’s review of the Verizon-FairPoint merger case. The transaction was negotiated and the application for approval was filed and is being reviewed under the existing legal standard, which has served Maine well for nearly a century. Introduction of a new standard at this time (five months after filing of the approval application) will vastly confuse the current proceedings and is unfair and risky. It will also send the wrong message to businesses that might consider making capital investments and conducting business in Maine.

Provided by Preti Flaherty on behalf of FairPoint Communications, Inc.